UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐               No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐               No ☒

TABLE OF CONTENTS

1.          Intelligent Content Enterprises Inc. Amended Unaudited Interim Condensed Consolidated Financial Statements for the Three and Nine Months Ended May 31, 2016, to correct the header of the Interim Condensed Consolidated Statements of Cash Flows, to the Nine Months Ended as filed on Sedar on August 10, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 10, 2016.	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

(formerly: Eagleford Energy Corp.)

Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2016

(Unaudited)

(Expressed in Canadian Dollars)

Notice of No Auditor Review of

Interim Condensed Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor. The accompanying unaudited interim consolidated financial statements of Intelligent Content Enterprises Inc., (the “Company”) have been prepared by and are the responsibility of the management of the Company. The Company's independent auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

Notice to Reader

The accompanying unaudited interim consolidated financial statements of the Company have been amended to correct the header of the Interim Condensed Consolidated Statements of Cash Flows, to the Nine Months Ended. No other changes have been made to the unaudited interim consolidated financial statements filed on Sedar on July 28, 2016.

Interim Condensed Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
Unaudited	May 31, 2016	August 31, 2015

Assets
Current assets
Cash	$332,838	$32,192
Trade and other receivables	30,182	51,323
Marketable securities (Note 7)	1	9,600
Total current assets	363,021	93,115
Non-current assets
Intangible assets (Note 5)	9,530,250	-
Total non-current assets	9,530,250	-

Total Assets	$9,893,271	$93,115

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities
Trade and other payables	$268,649	$1,630,809
Shareholders' loans (Note 9 and 10)	-	339,588
Loans payable (Note 10)	-	1,063,105
Provisions (Note 12)	-	11,563
Derivative liabilities (Note 11)	-	281,210
Total current liabilities	268,649	3,326,275

Shareholders' equity (deficiency)
Share capital (Note 13 a)	31,872,234	9,997,792
Share purchase warrants (Note 13 b)	4,429,258	801,079
Share purchase options (Note 13 d)	828,334	272,553
Contributed surplus (Note 13 e)	4,170,458	3,829,105
Available-for-sale reserve	-	(110,525)
Accumulated deficit	(31,675,662)	(18,023,164)
Total shareholders' equity (deficiency)	9,624,622	(3,233,160)

Total Liabilities and Shareholders' Equity (Deficiency)	$9,893,271	$93,115
Going Concern (Note 1)
Related Party Transactions and Balances (Note 9)
Discontinued Operations and Dissolution of Subsidiary (Note 16)
Subsequent Events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements

1

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

Unaudited	Three Months Ended		Nine Months Ended
	May 31		May 31
	2016	2015	2016	2015

Expenses
Research, content development and technology support	$91,700	$-	$91,700	$-
Hosting and technology services	43,382	-	43,382	-
General and administrative	99,816	45,723	239,578	272,054
Interest	-	73,884	12,812	202,333
Loss (gain) on foreign exchange	1,930	(2,876)	21,779	286,136
Loss on settlement of debt (Note 9 and 10 )	-	-	13,474,507	-
Impairment loss on marketable securities (Note 7)	-	-	120,124	-
Gain on derecognition of financial liabilities (Note 16 c)	-	-	(893,990)	-
Gain on disposal of subsidiary (Note 16 b)	-	-	(68,489)	-
Stock based compensation	615,924	-	615,924	84,520
Stock based compensation-non employees	-	-	-	28,173
Loss on derivative liabilities	-	738,652	-	250,701
Accretion of convertible secured note	-	327,793	-	475,755
Gain on settlement of litigation	-	(120,125)	-	(120,125)
Unealized loss on marketable securities	-	53,518	-	53,518
	852,752	1,116,569	13,657,327	1,533,065

Net loss from continuing operations	(852,752)	(1,116,569)	(13,657,327)	(1,533,065)
Net income (loss) from discontinued operations net of tax (Note 16 a,b)	-	(4,750,694)	4,829	(4,754,118)
Net loss	(852,752)	(5,867,263)	(13,652,498)	(6,287,183)

Other comprehensive income (loss)
Item re-classified to statement of operations
Impairment loss on marketable securities (Note 7)	-	-	110,525	-
Foreign currency translation
Discontinued operations	-	(17,235)	-	691,207
Total other comprehensive income (loss)	-	(17,235)	110,525	691,207

Net loss and comprehensive loss	$(852,752)	$(5,884,498)	$(13,541,973)	$(5,595,976)

Earnings (loss) per share, basic
Continuing operations	$(0.022)	$(0.403)	$(0.591)	$(0.554)
Discontinued operations	$-	$(1.717)	$-	$(1.718)
Total loss per share, basic	$(0.022)	$(2.120)	$(0.591)	$(2.272)

Earnings (loss) per share, diluted
Continuing operations	$(0.022)	$(0.403)	$(0.591)	$(0.554)
Discontinued operations	$-	$(1.717)	$-	$(1.718)
Total loss per share, diluted	$(0.022)	$(2.120)	$(0.591)	$(2.272)

Weighted average shares outstanding, basic	38,379,842	2,767,640	23,099,092	2,767,640
Weighted average shares outstanding, diluted	57,530,491	6,088,376	39,678,541	2,767,640

* Reflects the February 1, 2016 one (1) for ten (10) consolidation

The accompanying notes are an integral part of these consolidated financial statements

2

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficiency)

(Expressed in Canadian Dollars)

Unaudited

	SHARE	SHARE					FOREIGN			TOTAL
	CAPITAL	CAPITAL					CURRENCY			SHARE-
	Number of	Number of		SHARE	SHARE	CONTRI-	TRANS-			HOLDERS'
	Common	Preferred	SHARE	PURCHASE	PURCHASE	BUTED	LATION	AVAILABLE	ACCUMULATED	EQUITY
	Shares*	Shares*	CAPITAL	WARRANTS	OPTIONS	SURPLUS	RESERVE	FOR SALE	DEFICIT	(DEFICIENCY)
			$	$	$	$	$	$	$	$
Balance, August 31, 2014	2,767,637	-	9,072,181	1,970,968	170,972	1,389,898	4,692	-	(15,328,146)	(2,719,435)
Stock options expired	-	-	-	-	(11,112)	11,112	-	-	-	-
Stock based compensation	-	-	-	-	112,693	-	-	-	-	112,693
Warrants expired	-	-	-	(1,169,889)	-	1,169,889	-	-	-	-
Foreign currency translation-discontinued operations	-	-	-	-	-	-	691,207	-	-	691,207
Derivative warrants expired	-	-	-	-	-	535,542	-	-	-	535,542
Net loss for the period, continuing operations	-	-	-	-	-	-	-	-	(1,533,065)	(1,533,065)
Net loss for the period, discontinued operations	-	-	-	-	-	-	-	-	(4,754,118)	(4,754,118)
Balance, May 31, 2015	2,767,637	-	9,072,181	801,079	272,553	3,106,441	695,899	-	(21,615,329)	(7,667,176)
Derivative warrants expired	-	-	-	-	-	722,664	-	-	-	722,664
Shares issued as debt extinguishment	1,000,000	-	925,611	-	-	-	-	-		925,611
Unrealized loss on marketable securities	-	-	-	-	-	-	-	(110,525)	-	(110,525)
Foreign currency translation-discontinued operations	-	-	-	-	-	-	(695,899)	-	-	(695,899)
Net income for the period, continuing operations	-	-	-	-	-	-	-	-	3,600,508	3,600,508
Net loss for the period, discontinued operations	-	-	-	-	-	-	-	-	(8,343)	(8,343)
Balance, August 31, 2015	3,767,637	-	9,997,792	801,079	272,553	3,829,105	-	(110,525)	(18,023,164)	(3,233,160)
Item re-classified to statements of operations-loss on marketable securities	-	-	-	-	-	-	-	110,525	-	110,525
Derivative warrants expired	-	-	-	-	-	281,210	-	-	-	281,210
Shares issued as debt extinguishment	9,543,110	-	6,371,457	-	-	-	-	-	-	6,371,457
Shares issued as private placement	500,000	-	50,000	-	-	-	-	-	-	50,000
Shares issued as anti-dilution provision	10,329,983	-	4,542,981	3,339,091	-	-	-	-	-	7,882,072
Units issued as private placement	100,000	-	8,654	21,346	-	-	-	-	-	30,000
Units issued as debt extinguishment	1,505,190	-	638,295	582,414	-	-	-	-	-	1,220,709
Shares issued for acqusition of DWF Assets, net of costs	12,500,000	5,750,000	9,499,700	-	-	-	-	-	-	9,499,700
Exercise of warrants	448,683	-	763,355	(314,672)	-	-	-	-	-	448,683
Stock options expired	-	-	-	-	(60,143)	60,143	-	-	-	-
Stock based compensation	-	-	-	-	615,924	-	-	-	-	615,924
Net loss for the period, continuing operations	-	-	-	-	-	-	-	-	(13,657,327)	(13,657,327)
Net income for the period, discontinued operations	-	-	-	-	-	-	-	-	4,829	4,829
Balance, May 31, 2016	38,694,603	5,750,000	31,872,234	4,429,258	828,334	4,170,458	-	-	(31,675,662)	9,624,622

* Reflects the February 1, 2016 one (1) for ten (10) consolidation

The accompanying notes are an integral part of these consolidated financial statements

3

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Unaudited	Nine Months Ended
	May 31
	2016	2015

Cash provided by (used in)
Operating activities
Net loss	$(13,652,498)	$(6,287,183)
Items not involving cash:
Loss on settlement of debt (Note 9 and 10)	13,474,507	-
Impairment loss on marketable securities (Note 7)	120,124	-
Gain on derecognition of financial liability (Note 16 c)	(893,990)	-
Gain on disposal of subsidiary (Note 16 b)	(68,489)	-
Depletion and accretion	-	930
Loss on derivative liabilities	-	250,701
Accretion of secured note	-	475,755
Decomissioning obligation expenditure	-	(205)
Stock based compensation	615,924	112,693
Gain on settlement of litigation	-	(120,125)
Unealized loss on marketable securities	-	53,518
Impairment loss on exploration and evaluation assets	-	4,720,194
Net changes in non-cash working capital (Note 14)	181,066	330,633
Net cash used in operating activites	(223,356)	(463,089)

Investing activities
Additions to exploration and evaluation assets, net of recoveries	-	47,152
Restricted cash	-	(31,163)
Net cash provided by investing activities	-	15,989

Financing activities
Warrants exercised	448,683	-
Private placement of shares, net of share issue costs	50,000	-
Private placement of units, net of share issue costs	30,000
Loans payable, net	-	190,841
Shareholders' loans, net	-	187,824
Net cash provided by financing activities	528,683	378,665

Increase (decrease) in cash for the period	305,327	(68,435)
Effect of exchange rate changes on cash	(4,681)	(22,541)
Cash, beginning of period	32,192	103,215
Cash, end of period	$332,838	$12,239

Supplemental Cash Flow Information and Non Cash Transactions (Note 14)

The accompanying notes are an integral part of these consolidated financial statements

4

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

1.	Nature of Business and Going Concern

Intelligent Content Enterprises Inc. (formerly: Eagleford Energy Corp.) (“ICE” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned subsidiary Digital Widget Factory Inc., the Company operates an expanding portfolio of web sites under the primary URL www.digiwidgy.com. Digital Widget Factory Inc., is a global, multi-language proprietary online content creation, management and advertising platform that powers user and advertising engagement programs in the US, Canada, Asia, Middle East, Europe, Central and South America in over 50 languages in real-time to desktop, mobile and portable devices (Note 5).

The Company's registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the OTCQB under the symbol ICEIF.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of seeking additional opportunities and ventures of merit and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of further development opportunities.

Due to continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. At May 31, 2016, the Company had working capital of $94,372 (August 31, 2015 working capital deficiency: $3,233,160) and an accumulated deficit of $31,675,662 (August 31, 2015: $18,023,164). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. Accordingly, the Consolidated Financial Statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements. As at and for the period ended May 31, 2016, the Company received $448,663 upon the exercise of common share purchase warrants, $80,000 in private placement proceeds and settled approximately $2,054,350 in debt (Note 10 and 16 b).

2.	Basis of Preparation

Statement of Compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by IFRIC. These unaudited interim condensed consolidated financial statements of the Company were approved by the Board of Directors on July 27, 2016.

Basis of Preparation

The policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS issued and outstanding as of the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited interim condensed consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended August 31, 2015. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2015, could result in restatement of these unaudited condensed interim consolidated financial statements.

5

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

The unaudited interim condensed consolidated financial statements include the accounts of ICE, the legal parent, together with its wholly-owned subsidiary, Digital Widget Factory Inc., (incorporated February 29, 2016 in the Province of Ontario) (“DWF Ontario”) and DWF Ontario’s three inactive wholly-owned Florida subsidiaries Yadmark Inc., Yaffiliate Marketing Services Inc., and Langulas Inc.

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd. (“1354166 Alberta”) a company operating in the province of Alberta. The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., (“Zavala Inc.”) a Nevada company, and its wholly owned subsidiary EEZ Operating Inc. a Texas company (“EEZ Operating”) a Texas company, were disposed of effective August 31, 2015 and Dyami Energy LLC (“Dyami Energy”) was dissolved effective April 3, 2014 (Note 16).

3.	Significant Accounting Policies and Newly Adopted Accounting Policies

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended August 31, 2015. These unaudited interim condensed consolidated financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Reporting Standards have been omitted or condensed. These unaudited interim condensed consolidated financial statements should be read in conjunction with our consolidated financial statements as at and for the year ended August 31, 2015, and the newly adopted accounting policies described below:

Intangible assets

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets which have a finite useful life are amortized over the useful economic life of the asset and are stated at cost less accumulated amortization and any accumulated impairment losses. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits is accounted for by changing the amortization period or method, as appropriate, and adjusted prospectively.

Amortization is calculated using the straight-line basis over the estimated useful life of the asset. The Company has elected to amortize the technology over 5 years.

Intangible assets with indefinite useful lives are not amortized. The assessment of indefinite life is reviewed at each reporting date to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount.

4.	Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

6

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018. The Company does not expect the amendment to have a material impact on the consolidated financial statements.

(ii) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, IFRS 9 Financial Instruments (2010) and November 2013 IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

5.	Intangible Assets

The Company entered into an asset purchase agreement pursuant to which effective February 29, 2016, the Company acquired the net assets of Digital Widget Factory Inc., (the “Acquired Assets”) a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 million common shares and 5,750,000 Series A preferred shares of ICE to the Vendor (the “Acquisition Agreement”). The Series A preferred shares are convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Purchase Price Shares”). All of the Purchase Price Shares are subject to the provisions of an Escrow Agreement and a Lock-up and Leak-out Agreement.

The essential component of the Acquired Assets is a proprietary intelligent content platform ( the “Technology”) developed by Digital Widget Factory Inc. and evidenced by an expanding portfolio of websites under the primary URL www.digiwidgy.com. A third party licence facilitates multi-language conversion of the content in the websites created by the Technology (the “DWF Technology”). The Company did not assume any of the liabilities of the Vendor in the transaction. The DWF Technology is comprised of a cloud based, global proprietary online content creation, management and advertising platform that powers online user and engagement programs globally in over 50 languages in real-time to desktop, mobile and portable devices. The DWF Technology delivers engagement in language of choice, determined by the user’s system and location based opportunities determined by the user’s location, creating potentially increased interaction and revenue opportunities over conventional single language programs.  The Technology also provides increase economies of scale in the “production” of content, as it localizes the user experience on a technical, rather than a human process, increasing cost efficiencies and increasing speed to global markets.

The Company’s business model is to create, source and secure commercial content, internally and externally and obtain commercial partner content programs, which would utilize the DWF Technology to funnel such content to the market place. The Company’s revenue strategy is Content driven.

50% of the Purchase Price Shares (6,250,000 common shares and 2,875,000 Series A preferred shares are held in escrow as security until the earlier of (1) satisfaction by ICE of the Vendors indemnity obligations under of the Acquisition Agreement; (2) an order of a court of competent jurisdiction; or (3) termination date of Escrow Agreement on March 6, 2017 (the “Escrow Agreement”).

The Vendor may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to any of the Purchase Price Shares during the period commencing on the March 4, 2016 and ending on December 4, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, the Vendor shall be permitted to make sales of up to 25% of the Purchase Price Shares in each successive three month period. If the Vendors sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period (the “Lock-up and Leak-out Agreement”).

7

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

The fair value of the transaction was estimated at approximately $9,530,250 and paid through the issuance by the Company of the Purchase Price Shares. In arriving at the estimated fair value of the Purchase Price Shares on the effective date of the acquisition, the Company discounted the market value of the Purchase Price Shares after factoring in certain provisions and conditions of the Lock-up and Leak-out Agreement, the Escrow Agreement, Rule 144 restrictions of the Securities Act of 1933 and the associated liquidity risk. The purchase price allocation to the fair value of the assets acquired as at February 29, 2016 was as follows:

Consideration:
Fair Value of Issuance of 12,500,000 common shares	$5,071,125
Fair Value of Issuance of 5,750,000 Series A Preferred Shares	4,459,125
Total consideration	$9,530,250
Allocated to:
Intangible assets-technology	$9,530,250
Transaction Costs:
Financial advisory, legal and other expenses*	$30,550

*Transaction costs were recorded as a reduction in share capital

6.	Segmented Information

The Company’s reportable and geographical segments are Canada and previously the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

	Three Months Ended			Nine Months Ended
May 31, 2016	$ Canada	$ United States	$ Total	$ Canada	$ United States	$ Total
Net loss, continuing operations	(852,752)	-	(852,752)	(13,657,527)	-	(13,657,527)
Net income, discontinued operations	-	-	-	4,829	-	4,829
Net loss	(852,752)	-	(852,752)	(13,652,498)	-	(13,652,498)

May 31, 2015
Net loss, continuing operations	(1,116,569)	-	(1,116,569)	(1,553,065)	-	(1,533,065)
Net loss, discontinued operations	4,384	(4,755,078)	(4,750,694)	19,490	(4,773,608)	(4,754,118)
Net loss	(1,112,185)	(4,755,078)	5,867,263	(1,513,575)	(4,773,608)	(6,287,183)

As at May 31, 2016	$ Canada	$ United States	$ Total
Total Assets	9,893,271	-	9,893,271
Total Liabilities	(268,649)	-	(268,649)

As at August 31, 2015	$ Canada	$ United States	$ Total
Total Assets	93,115	-	93,115
Total Liabilities	(3,326,275)	-	(3,326,275)

7.	Marketable Securities

As at May 31, 2016, the Company held 1,200,000 common shares in a quoted company security that had been acquired as settlement of litigation. As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive loss in the amount of $110,525. For the nine month period ended May 31, 2016, the Company re-classified the loss of $110,525 to the statement of operations together with a further impairment of $9,599.

Market value on acquisition	$120,125
Change in fair value	(110,525)
Market value, August 31, 2015	$9,600
Impairment	(9,599)
Market value, May 31, 2016	$1

8

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

8.	Exploration and Evaluation Assets

Cost
Balance August 31, 2014	$5,036,592
Additions, net	109,874
Change in decommissioning obligation estimates	(11,253)
Impairment of Matthews Lease (Note 16 a)	(4,490,045)
Deconsolidation of Zavala Inc. (Note 16 a)	(1,212,996)
Foreign exchange	567,828
Balance August 31, 2015 and May 31, 2016	$-

The Company’s exploration and evaluation assets were located in Texas, USA. On July 2, 2015, the 2629 acre Matthews Lease transitioned into its production unit phase and a total of 340 acres were held as production units. Accordingly, the Company wrote the lease down to fair value of $1,212,996 and recorded an impairment of exploration and evaluation assets at August 31, 2015 of $4,490,045. Effective August 31, 2015, the Company deconsolidated Zavala Inc. upon the assignment of Zavala Inc.’s common shares as partial satisfaction of the secured note extinguishment (Note 10 and16 a).

9.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	Three Months Ended		Nine Months Ended
	May 31,		May 31
	2016	2015	2016	2015
Short term employee benefits (1)	$15,000	$37,500	$45,000	$112,500
Directors stock based compensation (2)	615,924	-	615,924	84,520
	$630,924	$37,500	$660,924	$197,020

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	May 31, 2016	August 31, 2015
Short term employee benefits (1)	$25,000	$125,000
	$25,000	$125,000

(1)	During the year ended August 31, 2015, the Company accrued management fees for the President of the Company at a rate of $12,500 per month. On August 31, 2015, the President forgave $306,250 of management fees. Commencing September 1, 2014, the Company accrued management fees for the President of the Company at a rate of $5,000 per month. On February 26, 2016, the President assigned $145,000 of management fees to an arms-length third party.
(2)	On November 12, 2014, the Company granted options to purchase 75,000 common shares to three directors of the Company. The options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019. On April 1, 2016, the Company granted options to purchase 300,000 common shares to a director. The options are exercisable at $2.19 per share, vest immediately and expire on March 31, 2021 (Note 13 d).

As at May 31, 2016, the amount of outstanding directors’ fees included in trade and other payables was $6,500 (August 31, 2015: $21,600). On February 29, 2016, Mr. Klyman, a director of the Company agreed to convert outstanding directors’ fees due of $7,400 into 24,667 units of the Company (Note 10).

9

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

As at May 31, 2016, the Company had a promissory note payable to the President of the Company of $Nil (August 31, 2015: $10,000). For the period ended May 31, 2016, the Company recorded interest on a promissory note to the President of $247 (August 31, 2015: $838). As at February 29, 2016, included in trade and other payables is outstanding interest of $Nil (August 31, 2015: $111,009). On February 26, 2016, the President assigned the promissory note of $10,000 and all interest due in the amount of $113,844 to an arms-length third party. The note was due on demand at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the President 1,140,000 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the President converted $38,239 in outstanding debt into 119,263 units in the capital of the Company (Note 10).

As at May 31, 2016, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of $Nil (August 31, 2015: $339,588 (US$249,250). For the period ended May 31, 2016, the Company recorded interest on the promissory note of $Nil (August 31, 2015: $32,958). As at May 31, 2016, included in trade and other payables, is interest of $Nil (August 31, 2015: $$33,049). Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest due in the aggregate amount of $362,793 through the issuance of 2,742,430 common shares in the capital of the Company. The fair value of the common shares $1,830,983 was allocated to common shares in the amount of $1,830,983 and $1,468,190 was recorded as loss on settlement of debt in the statement of operations. The President of the Company is a major shareholder, officer and a director of Core.

10.	Secured Note Payable, Shareholders’ Loans, Notes Payable and Debt Conversion

Secured Note Payable

As at August 31, 2014, the Company had a secured convertible promissory note payable to Benchmark Enterprises LLC. (“Benchmark”) with a face value of $1,322,347 (US$1,216,175) with an interest rate of 10% (the “Note”). The Note was being accreted up to its face value over the life of Note, based on an effective interest rate. For the year ended August 31, 2015, the Company recorded interest on the Note of $154,179. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default. The Note was secured by all of the assets of the Company and Zavala Inc. Benchmark had the option at any time while the Note was outstanding to convert any unpaid principal and accrued interest into conversion units.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc., prior and superior to the rights of all third parties existing on or arising after the date of such Loan Agreements, subject to the Permitted Liens.

At August 31, 2015, the Company was unable to pay the Note in the amount CDN$1,608,149 plus interest of CDN$154,179, totaling CDN$1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets. In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

1.	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
2.	Issuance of 1,000,000 shares of common stock of the Company.

As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 (Note 16 a). The following table presents the effect of the extinguishment of the Note on the consolidated financial statements of the Company:

August 31, 2015
Secured note payable	$1,608,149
Interest payable	154,179
Net assets and liabilities of Zavala Inc. (Note 16 a)	(836,717)
Common shares (Note 13 a)	(925,611)
$-

10

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

Shareholder Loans

As at May 31, 2016, the Company had shareholders’ loans payable of $Nil (August 31, 2015: $339,588). For the period ended May 31, 2016, the Company recorded interest of $Nil on shareholders’ loans (August 31, 2015: $86,611). As at May 31, included in trade and other payables, is interest on shareholders’ loans of $Nil (August 31, 2015: $86,848).

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 1,475,712 units in the capital of the Company at a price of $0.80 per unit. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017 (the “Units”). The fair value of the Units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The terms of the August 30, 2014, conversion agreements contained an anti-dilution provision such that if within 18 months of this the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than CDN$0.80 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price.

Effective November 18, 2015, the Company issued a total of 10,329,983 Units in the capital of the Company pursuant to the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $7,882,072 was allocated to the common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recognized as a loss on extinguishment of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

November 18, 2015*
Market value on valuation date	$1.12
Contractual exercise rate	$1.00
Term (years)	1.79 Years
Expected market volatility	209.66%
Risk free rate using zero coupon US Treasury Security rate	0.90%

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

Loans Payable

As at May 31, 2016, the Company had loans payable of $Nil (August 31, 2015: $1,063,105). For the period ended May 31, 2016, the Company recorded interest on the loans payable of $4,945. As at May 31, 2016, included in trade and other payables, is interest of $Nil (August 31, 2015: $15,619). The loans were payable on demand with interest at 10% per annum. Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $899,660 through the issuance of 6,800,680 common shares in the capital of the Company. The fair value of the common shares $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the consolidated statement of operations.

On February 29, 2016, the Company entered into asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for the Company’s 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil. Accordingly, the Company recorded a gain on settlement of debt for the full amount.

11

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

Debt Conversion

On February 29, 2016, the Company entered into shares for debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,157 was recognized as a loss on extinguishment of debt in the statement of operations The units are subject to the terms and conditions of a Lock up and Leak out agreement. Under the terms of Lock up and Leak out agreement the Holder may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to any of the Purchase Price Shares during the period commencing on the February 29, 2016 and ending on November 30, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, if Holders sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period (the “Lock-up and Leak-out Agreement”).

Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

February 29, 2016
Market value on valuation date	$0.81
Contractual exercise rate	$0.35
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

11.	Derivative Liabilities

Derivative Warrant Liabilities

At May 31, 2016, the Company had no derivative liabilities (August 31, 2015: $281,210). The Company had warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants were treated as a financial liability and the fair value movement during the period was recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $*
As at August 31, 2014	74,383	1,325,307	37.40
Warrants expired	(61,335)	(1,258,206)	(46.66)
Change in fair value estimates	-	214,109
As at August 31, 2015	13,048	281,210	46.66
Warrants expired	(13,048)	(281,210)	(46.66)
As at May 31, 2016	-	-	-

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

On April 13, 2015, 18,750 and 3,000 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $535,542 was recorded as an increase to contributed surplus.

On July 20, 2015, 9,125 and 1,460 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $194,409 was recorded as an increase to contributed surplus.

On August 7, 2015, 25,000 and 4,000 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $528,255 was recorded as an increase to contributed surplus.

On September 25, 2015, 11,249 and 1,799 warrants expired exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as an increase to contributed surplus.

12

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

The following table sets out the number of derivative warrant liabilities outstanding as at August 31, 2015:

Number of Warrants*	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
11,249	50.00	September 25, 2015	0.07	220,640
1,799	25.00	September 25, 2015	0.07	60,570
13,048			0.07	281,210

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

Derivative Unit Liabilities

As at February 29, 2016 and August 31, 2015, the Company had no derivative unit liabilities.

12.	Provisions
Decommissioning Obligations
Balance, August 31, 2014	$47,543
Accretion expense	1,498
Change in estimates	(11,253)
Additions	98,357
Obligations settled	(205)
Deconsolidation of Zavala Inc.( Note 16 a)	(102,143)
Foreign exchange	(22,234)
Balance, August 31, 2015	11,563
Deconsolidation of 1354166 Alberta.( Note 16 b)	(11,563)
Balance, May 31, 2016	$-

The Company’s prior decommissioning obligations resulted from its ownership interests in petroleum and natural gas assets. The decommissioning obligation was estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company had no decommissioning obligations at May 31, 2016 (August 31, 2015: $11,563 based on an undiscounted total future liability of $11,563).

13.	Share Capital and Reserves

The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. On February 29, 2016, the Company filed articles of amendment, amending the attributes of the preferred shares.

a	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

13

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number*	Amount $
Balance August 31, 2014	2,767,637	9,072,181
Common shares issued upon the settlement of secured convertible note (Note 13 b (b))	1,000,000	925,611
Balance August 31, 2015	3,767,637	9,997,792
Common shares issued as debt extinguishment (Note 13 b (c))	9,543,110	6,371,457
Common shares issued as private placement(Note 13 b (d))	500,000	50,000
Common Shares issued as anti-dilution provision (Note 13 b (e))	10,329,983	4,542,981
Common shares issued as private placement (Note 13 b (f))	100,000	8,654
Common shares issued as debt extinguishment (Note 13 b (g))	1,505,190	638,295
Common shares issued on acquisition of DWF Technology (Note 13 b (h))	12,500,000	5,040,575
Common shares issued on exercise of warrants (Note 13 b (i))	448,683	763,355
Balance May 31, 2016	38,694,603	27,413,109

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

Preferred Shares Issued:

The following table sets out the changes in the Series A Preferred Shares during the respective periods:

	Number of Preferred Shares	Amount $ Allocated to Common Shares	Amount $ Allocated to Warrants	Total $ of Preferred Shares
Balance, August 31, 2014 and 2015	-	-	-	-
Series A Preferred Shares issued on acquisition of DWF Technology ( Note 13 b (h))	5,750,000	2,331,625	2,127,500	4,459,125
Balance May 31, 2016	5,750,000	2,331,625	2,127,500	4,459,125

The Series A Preferred Shares are convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years. The estimated fair value of the units underlying the Series A Preferred Shares of approximately $4,459,125 was derived from the market value of the Company’s common shares and discounted after factoring in certain provisions and conditions of the Lock-up and Leak-out Agreement, the Escrow Agreement, Rule 144 restrictions of the Securities Act of 1933 and the associated liquidity risk. In addition, significant assumptions were also utilized in the Binomial Lattice process for the warrant component of the Series A Preferred Shares as follows:

February 29, 2016
Market value on valuation date	$0.81
Contractual exercise rate	$0.35
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

b	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	May 31, 2016		August 31, 2015
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	737,856	$1.00	929,356	$1.80
Warrants expired (Note 13 b (a)	-	-	(191,500)	$5.00
Warrants issued (Note 13 b (e))	5,164,992	$1.00	-	-
Warrants issued (Note 13 b (f))	100,000	$0.35	-	-
Warrants issued (Note 13 b (g))	1,505,190	$0.35	-	-
Warrants exercised (Note 13 b (i))	(448,683)	$1.00	-	-
Balance, end of period	7,059,355	$0.85	737,856	$1.00

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

14

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

(a)        On January 24, 2015, 60,000 common share purchase warrants exercisable at $5.00 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $507,038 with a corresponding increase to contributed surplus. On February 17, 2015, 131,500 common share purchase warrants exercisable at $5.00 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $662,851 with a corresponding increase to contributed surplus.

(b)        Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement to extinguish a secured convertible note payable in the amount of $1,608,149 plus interest of $154,179 for a total of $1,762,328. As partial consideration of the settlement the Company agreed to issue 1,000,000 shares of common stock of the Company with a fair value of $925,611 (Note 10).

(c)        Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company. The fair value of the common shares $6,371,457 was allocated to common shares in the amount of $6,371,457 and $5,109,004 was recorded as loss on settlement of debt in the statement of operations (Note 10).

(d)        Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 500,000 common shares in the capital of the Company at a purchase price of $0.10 per share.

(e)        Effective November 18, 2015, the Company issued 10,329,983 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017.The fair value of the Units $7,882,072 was allocated to common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recognized as a loss on extinguishment of debt in the statement of operations (Note 10).

(f)        On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019.The units are subject to the terms and conditions of a Lock up and Leak out agreement (Note 10).

(g)        On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,157 was recognized as a loss on extinguishment of debt in the statement of operations. The units are subject to the terms and conditions of a Lock up and Leak out agreement (Note 10).

(h)        Effective February 29, 2016, the Company acquired the net assets of Digital Widget Factory Inc., a Belize company in an all-stock transaction by issuing 12,500,000 million common shares and 5,750,000 Series A preferred shares. The Series A preferred shares are convertible into units of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire an additional common share of the Company for $0.35 for up to 3 years (the “Purchase Price Shares”). The fair value of the transaction was estimated at approximately $9,499,700 (net of transaction costs of $30,550) and allocated to common shares in the amount of $5,040,575 and Preferred Shares in the amount of $4,459,125. All of the Purchase Price Shares are subject to the provisions of an Escrow Agreement and a Lock-up and Leak-out Agreement (Note 5).

(i)        During the quarter ended May 31, 2016, 448,683 common share purchase warrants were exercised at $1.00 expiring August 30, 2017 for proceeds of $448,683. The amount allocated to warrants using a Binomial Lattice model was $314,672.

15

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

The following table summarizes the outstanding warrants as at May 31, 2016 and August 31, 2015, respectively:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
5,454,165	$1.00	August 30, 2017	1.25	3,825,498
1,605,190	$0.35	March 1, 2019	2.75	603,760
7,059,355	$0.85		1.59	4,429,258

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
737,856	$1.00	August 30, 2017	2.00	801,079

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

c	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	Three Months Ended		Six Months Ended
	May 31,		May 31
	2016	2015	2016	2015
Weighted Average Shares Outstanding, basic*	38,379,842	2,767,640	23,099,092	2,767,640
Weighted Average Shares Outstanding, diluted*	57,530,491	6,088,376	39,678,541	2,767,640

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price*
Balance, August 31, 2014	10,500	$16.40
Granted	100,000	1.20
Expired	(500)	(16.40)
Balance, August 31, 2015	110,000	2.50
Expired	(27,000)	(2.30)
Granted	300,000	2.19
Balance, May 31, 2016	383,000	$2.28

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

The following table is a summary of the Company's stock options outstanding and exercisable as at May 31, 2016 and August 31, 2015, respectively:

Options Outstanding					Options Exercisable
Exercise Price*	Number of Options*	Weighted Average Exercise Price*	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options*	Weighted Average Exercise Price*
$16.00	8,000	$0.33	0.75	February 17, 2017	8,000	$0.33
$1.20	75,000	$0.23	3.45	November 11, 2019	75,000	$0.23
$2.19	300,000	$1.72	4.84	March 31, 2021	300,000	$1.72
	383,000	$2.28	4.48		383,000	$2.28

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

16

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

Options Outstanding					Options Exercisable
Exercise Price*	Number of Options*	Weighted Average Exercise Price*	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options*	Weighted Average Exercise Price*
$16.00	10,000	$16.40	1.50	February 17, 2017	10,000	$16.40
$1.20	100,000	$1.20	4.20	November 11, 2019	100,000	$1.20
	110,000	$2.50	3.95		110,000	$2.50

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

Stock Based Compensation

On November 12, 2014, the Company granted options to purchase 75,000 common shares to directors. These options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

On March 21, 2016, 2,000 options exercisable at $16.00 expired and 25,000 options exercisable at $1.20 expired. The Company recorded an increase to contributed surplus of $60,143.

On April 1, 2016, the Company granted options to purchase 300,000 common shares to a director. These options are exercisable at $2.19 per share, vest immediately and expire on March 31, 2021. The Company recorded non-cash stock based compensation expense of $615,924.

Stock Based Compensation – Non Employees

On November 12, 2014, the Company granted options to purchase 25,000 common shares to a consultant of the Company. These options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

	April 1, 2016	November 12, 2014*
Weighted average fair value per option	$2.05	$1.10
Weighted average risk free interest rate	0.70%	1.54%
Forfeiture rate	0%	0%
Weighted average expected volatility	165.35%	287.49%
Expected life (years)	5	5
Dividend yield	Nil	Nil

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

e	Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount $
Balance, August 31, 2014	1,389,898
Stock options expired (Note 13 d)	11,112
Warrants expired (Note 13 b)	1,169,889
Derivative warrants expired (Note 11)	1,258,206
Balance, August 31, 2015	3,829,105
Derivative warrants expired (Note 11)	281,210
Stock options expired (Note 13 d)	60,143
Balance, May 31, 2016	4,170,458

17

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

14.	Supplemental Cash Flow Information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the periods set out:

Non-cash transactions	May 31, 2016 ($)	May 31, 2015 ($)
Derivative warrants expired	281,210	535,542
Warrants expired	-	1,169,889
Units issued as anti-dilution provision	7,882,072	-
Shares issued to settle debt	6,371,457	-
Units issued as debt extinguishment	1,220,709	-
Shares issued for acquisition of DWF Technology	7,374,550	-
Stock based compensation	615,924
Stock options expired	60,143	11,112

The following table summarizes the changes in non-cash working capital for the periods set out:

Changes in non-cash working capital	May 31, 2016 ($)	May 31, 2015($)
Trade and other receivables	21,141	127,785
Trade and other payables	159,925	380,652
Deferred revenue	-	(177,804)
Net change	181,066	330,633

15.	Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Derivative liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable, shareholders’ loans and loans payable	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables are normally collected within one to three months of the bill being issued. Historically, the Company has not experienced any collection issues with its receivables to date. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	May 31, 2016 ($)	August 31, 2015 ($)
Cash	332,838	32,192
Trade and other receivables	30,182	51,323
Balance	363,020	83,515

18

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned opportunities or that viable options are available to fund such opportunities from new equity issuances or alternative sources of financings. As a company without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that such financing terms may not be acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

May 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	268,649	-	-	-	-
Total	268,649	-	-	-	-

August 31, 2015	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,630,809	1,630,809	-	-	-
Shareholders’ loans (1)	339,588	339,588	-	-	-
Loans payable (1)	1,063,105	1,063,105	-	-	-
Total	3,033,502	3,033,502	-	-	-

(1) Translated at current exchange rate.

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative financial instruments to mitigate this risk.

(i) Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars as at the periods set out:

	May 31, 2016 ($)	May 31, 2015 ($)
Cash	1,560	-
Restricted cash	-	25,000
Trade and other receivables	8,109	11,426
Trade and other payables	110,047	(897,306)
Prepaid expenses and deposits	-	1,614
Loan payable	-	(121,000)
Shareholders’ loans	-	(932,750)
Derivative liabilities	-	(4,530,469)
Exploration and evaluation assets	-	679,544
Secured convertible note	-	(384,588)
Provisions	-	(69,690)
Net assets denominated in US$	119,716	(6,218,219)
Net asset CDN dollar equivalent at period end (1)	156,827	(7,751,010)

(1)	Translated at the exchange rate in effect at May 31, 2016 $1.31 (May 31, 2015 $1.2465)

19

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	May 31, 2016		May 31, 2015
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
5%	(10,272)	10,272	(122,482)	122,482
10%	(20,544)	20,544	(244,965)	244,965
15%	(30,817)	30,817	(367,447)	367,447

(ii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates. Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(iii)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statements of financial position are comprised of cash, trade and other receivables, trade and other payables, shareholders’ loans, loans payable, provisions and derivative liabilities.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	May 31, 2016		August 31, 2015
Financial Instrument Classification	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	332,838	332,838	32,192	32,192
Derivative liabilities	-	-	281,210	281,210
Loans and receivables:
Trade and other receivables	30,182	30,182	51,323	51,323
Other financial liabilities:
Trade and other payables	268,649	268,649	1,630,809	1,630,809
Shareholders’ loans	-	-	339,588	339,588
Loans payable	-	-	1,063,105	1,063,105
Provisions	-	-	11,563	11,563

Cash and derivative liabilities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, loans payable, secured note payable and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement). Shareholders’ loans are measured at the exchange amount.

20

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow generated. As such, the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt or adjust capital spending.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at February 29, 2016 and August 31, 2015, the Company considered its capital structure to comprise of shareholders’ equity.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended May 31, 2016. The Company is not subject to any externally imposed restrictions on its capital requirements.

16.	Discontinued Operations and Dissolution of Subsidiary

a	Discontinued Operations of Eagleford Energy, Zavala Inc.

In accordance with the terms of a Secured Note and General Security Agreement (the “Loan Agreements”) dated August 31, 2014, the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc. At August 31, 2015, the Company was unable to pay the Note of $1,608,149 plus interest of $154,179, totaling $1,762,328 which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark having made demand for payment of all amounts owed to it under the Note gave notice to the Company that it intended to exercise its security on the Company’s assets. In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015 with the following terms:

(1)	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
(2)	Issue 10,000,000 shares of common stock of the Company.

As a result the extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date (August 31, 2015) and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows.

The following table presents the consolidated statements of operations and comprehensive income (loss) of Zavala Inc., for the periods set out:

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2016	2015	2016	2015
Expenses
Accretion	$-	$462	$-	$930
General and administrative	-	34,422	3,902	52,484
Impairment loss on exploration and evaluation assets	-	4,720,194	-	4,720,194
Loss from discontinued operations	-	(4,755,078)	(3,902)	(4,773,608)
Foreign currency translation		(17,235)	-	691,207
Comprehensive loss from discontinued operations	$-	$(4,737,843)	$(3,902)	$(4,082,401)
Loss per share basic and diluted from discontinued operations	$-	$(1.718)	$(0.000)	$(1.724)

21

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

The following table presents the consolidated statements of cash flows of Zavala Inc. for the periods set out:

	Six Months Ended
	May 31
	2016	2015
Cash provided by (used in)
Operating activities
Net loss from discontinued operations	$(3,902)	$(4,773,608)
Accretion	-	930
Impairment loss on exploration and evaluation assets	-	4,720,194
Net changes in non-cash working capital
Accounts receivable	-	66,205
Accounts payable	-	(65,435)
Deferred revenue	-	200,773
Cash provided by (used in) operating activities, discontinued operations	(3,902)	82,014

Investing activities
Additions to exploration and evaluation assets, net	-	47,152
Restricted cash		(31,163)
Cash used in investing activities, discontinued operations	-	(15,989)

Net cash provided by (used in) discontinued operations	$(3,902)	$98,003

The following table presents the effect of the de-consolidation of Zavala Inc., on the Consolidated Statement of Financial Position of the Company at the effective date:

August 31, 2015
Accounts receivable	$658
Restricted cash	33,058
Marketable securities	10,578
Exploration and evaluation assets	1,212,996
Provisions	(135,064)
Loan payable	(279,053)
Accounts payable	(6,456)
Net assets and liabilities of Zavala Inc.	$836,717

Upon disposition of Zavala Inc., the Company realized a foreign exchange translation gain of $615,881.

b	Discontinued operations of 1354166 Alberta Ltd.

Concurrent with the purchase of DWF Technology, the Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta for the settlement of debt owed to 1288131 Alberta Ltd., in the amount of $62,867.

As a result the extinguishment of the debt, the Company’s investment in 1354166 Alberta had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date (February 29, 2016) and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows.

22

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

The following table presents the statements of operations and comprehensive income of 1354166 Alberta for the periods set out:

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2016	2015	2016	2015
Revenue
Natural gas sales, net of royalties	$-	$11,904	$13,998	$37,264
Expenses
Operating costs	-	7,442	5,170	17,499
General and administrative	-	78	97	275
	-	(7,520)	(5,267)	17,774
Net income and comprehensive income from discontinued operations	$-	$4,384	$8,731	$19,490
Earnings per share basic from discontinued operations	$0.000	$0.002	$0.001	$0.007
Earnings per share diluted from discontinued operations	$0.000	$0.001	$0.001	$0.007

The following table presents the statements of cash flows of 1354166 Alberta for the periods set out:

	Nine Months Ended
	May 31
	2016	2015
Cash provided by (used in)
Operating activities
Net income from discontinued operations	$8,731	$19,490
Item not involving cash
Decommissioning obligation expenditure	-	(205)
Net changes in non-cash working capital
Accounts receivable	4,955	(23)
Accounts payable	14	465
Cash provided by operating activities, discontinued operations	13,700	19,727
Net cash provided by discontinued operations	$13,700	$19,727

The following table presents the effect of the de-consolidation of 1354166 Alberta on the Consolidated Statement of Financial Position of the Company at the effective date:

February 29, 2016
Cash	$2,564
Accounts Receivable	3,391
Accounts payable	(14)
Provisions	(11,563)
Net assets and liabilities of 1354166 Alberta	$(5,622)

Upon the disposition of 1354166 Alberta the Company recognized a gain in the amount of $68,489.

c	Dissolution of Dyami Energy LLC

As previously disclosed, the Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy Lease operations, hence the lease was considered impaired and during the year ended August 31, 2014 an impairment loss of $1,675,749 was recorded by Dyami Energy. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and, effective April 3, 2014, Dyami Energy was dissolved.

The Company’s investment in Dyami Energy had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary. Prior obligations related to Dyami Energy, with respect to the Matthews and Murphy Leases of $893,990 expired and have been recorded as a gain on de-recognition of financial liabilities in the in the unaudited interim condensed consolidated statements of operations.

23

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

17.	Subsequent Events

Subsequent to May 31, 2016, 70,000 common share purchase warrants were exercised for proceeds of $70,000.

Subsequent to May 31, 2016, the Company entered into a consulting agreement and as part of the consideration for the services the Company has issued 1,750,000 common share purchase warrants, valid for 5 years with cashless exercise provisions issued at a price of C$1.50 vesting 437,500 per quarter.

Subsequent to May 31, 2016, the Company’s wholly owned Ontario subsidiary, ICE Studio Productions Inc. signed an agreement with the YES Network and Catch Star Studios LLC to air Catch Star Studios LLC’s original programming series, Stars and PinStripes on the YES Network beginning in August. This new and original series will feature an elite cast of some of today’s iconic and inspirational celebrities from all walks of life sharing their personal New York Yankees and life experiences.

24